UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION
Information Required In Proxy Statement
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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CONSOLIDATION SERVICES, INC.

(Name of Registrant as Specified in Its Charter)

~~N/A~~
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CONSOLIDATION SERVICES, INC.
2300 West Sahara Drive, Suite 800
Las Vegas, NV 89102

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of Consolidation Services, Inc.:

The Annual Meeting of Stockholders of Consolidation Services, Inc. (the "Company") will be held at The Sofitel Hotel, 8555 Beverly Blvd., Los Angeles, CA 90048, at 9:00 a.m., Pacific Coast Time), on ~~July 1,~~ September___, 2010, for the following purposes:

~~1.~~ 1. To elect the Board of Directors for the ensuing year.

~~2.~~ 2. To consider and act upon a proposal to reverse split the Company's outstanding common stock in a ratio of ~~up to~~approximately one for ~~seven~~six (~~7~~6) outstanding shares of Common Stock.

3. To transact such other business as may properly come before the meeting.

All stockholders are invited to attend the meeting. Stockholders of record at the close of business on ~~May 24,~~August___, 2011, the record date fixed by the Board of Directors, are entitled to notice of, and to vote at, the meeting. A complete list of stockholders entitled to notice of, and to vote at, the meeting will be open to examination by the stockholders beginning ten days prior to the meeting for any purpose germane to the meeting during normal business hours at the office of the Secretary of the Company at 2300 West Sahara Drive, Suite 800, Las Vegas, NV 89102.

Whether or not you intend to be present at the meeting, please sign and date the enclosed proxy and return it in the enclosed envelope. Returning a proxy will not deprive you of your right to attend the annual meeting and vote your shares in person.

By Order of the Board of Directors

~~Pamela J. Thompson~~Richard S. Polep, Secretary

Las Vegas, Nevada
~~June 8,~~August___, 2011

CONSOLIDATION SERVICES, INC.
2300 West Sahara Drive, Suite 800
Las Vegas, NV 89102

(702) 949-9449
_____

PROXY STATEMENT
_____

The accompanying proxy is solicited by the Board of Directors of Consolidation Services, Inc. (the "Company") for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held at 10:00 a.m., Pacific Coast Time, on ~~July 1,~~September __, 2011, at The Sofitel Hotel, 8555 Beverly Blvd., Los Angeles, CA 90048, and any adjournment thereof. This proxy material is being mailed to stockholders commencing on or about ~~June 8,~~August __, 2011.

VOTING SECURITIES; PROXIES

The Company will bear the cost of solicitation of proxies. In addition to the solicitation of proxies by mail, certain officers and employees of the Company, without additional remuneration, may also solicit proxies personally by ~~telefax~~telecopier and by telephone. In addition to mailing copies of this material to stockholders, the Company may request persons, and reimburse them for their expenses in connection therewith, who hold stock in their names or custody or in the names of nominees for others to forward such material to those persons for whom they hold stock of the Company and to request their authority for execution of the proxies.

A majority of the outstanding shares of the Company's common stock, par value $.001 per share (the "Common Stock"), present in person or represented by proxy shall constitute a quorum at the Annual Meeting. The approval of a plurality of the outstanding shares of Common Stock present in person or represented by proxy at the Annual Meeting is required for election of the nominees as directors. In all matters other than the election of directors, the affirmative vote of the majority of the outstanding shares of Common Stock present in person or represented by proxy at the Annual Meeting is required for adoption of such matters.

The form of proxy solicited by the Board of Directors affords stockholders the ability to specify a choice among approval of, disapproval of, or abstention with respect to each matter to be acted upon at the Annual Meeting. This proxy statement is accompanied by a copy of our Amended Annual Report on Form 10-K for the period ended December 31, 2010 and our Form 10-Q for the quarter ended ~~March 31,~~June 30, 2011. Shares of Common Stock represented by the proxy will be voted, except as to matters with respect to which authority to vote is specifically withheld. Where the solicited stockholder indicates a choice on the form of proxy with respect to any matter to be acted upon, the shares will be voted as specified. Abstentions and broker non-votes will not affect the outcome of the election of directors or the adoption of the proposal to reverse split the Company's Common Stock. With respect to all other matters, if any, to be voted on by stockholders at the Annual Meeting, abstentions will have the same effect as "no" votes, and broker non-votes will have no effect on the outcome of the vote.

All shares of Common Stock represented by properly executed proxies which are returned and not revoked will be voted in accordance with the instructions, if any, given therein. If no instructions are provided in a proxy, the shares of Common Stock represented by such proxy will be voted **FOR** the Board's nominees for director, **FOR** adoption of the proposal to reverse split the Company's Common Stock in a ratio of ~~up to~~approximately one for ~~seven~~six (~~7~~6) outstanding shares of Common Stock, and in accordance with the proxy-holder's best judgment as to any other matters raised at the Annual Meeting.

At the close of business on ~~May 24,~~ August___, 2011, there were 49,919,289 shares of Common Stock outstanding and eligible for voting at the Annual Meeting. Each stockholder of record is entitled to one vote for each share of Common Stock held on all matters that come before the Annual Meeting. Only stockholders of record at the close of business on ~~May 24,~~ August___, 2011, are entitled to notice of, and to vote at, the Annual Meeting.

Revocability of Proxy

A stockholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice of such revocation to the Secretary of the Company, by executing and delivering to the Company a later dated proxy reflecting contrary instructions, or by appearing at the Annual Meeting and taking appropriate steps to vote in person.

No Dissenter's Rights

Under Delaware law, stockholders are not entitled to dissenter's rights of appraisal with respect to Proposal 2.

PROPOSAL 1

ELECTION OF DIRECTORS

The bylaws of the Company provide that each director serves from the date of election until the next annual meeting of stockholders and until his successor is elected and qualified. The specific number of directors is set by a resolution adopted by a majority of the entire Board of Directors from time to time. The number of directors is currently three. The Company has nominated three persons consisting of Gary Kucher, ~~Pamela Thompson and~~ Richard S. Polep and Richard Herstone, each a current Director, for re-election to the Board of Directors~~—~~, and Robert Trenaman for initial election to the Board. Mr. Trenaman is President of Elkhorn Goldfields, LLC, the entity with which the Company has signed a definitive agreement to acquire. See "Proposal 2" below. Proxies cannot be voted for a greater number of persons than the number of nominees named.

The persons named in the accompanying proxy intend to vote for the election of the nominees listed herein as directors. Each nominee has consented to serve if elected. The Board of Directors has no reason to believe that any nominee will not serve if elected, but if any of them should become unavailable to serve as a director and if the Board of Directors designates a substitute nominee or nominees, the persons named as proxies will vote for the substitute nominee or nominees designated by the Board of Directors.

The following table sets forth certain information with respect to the nominees and executive officers of the Company and is based on the records of the Company and information furnished to it by such persons. Reference is made to the section of this Proxy entitled, "Security Ownership of Certain Beneficial Owners and Management," for information pertaining to stock ownership by the nominees and executive officers of the Company.

Name of Nominee	Age	Position
Gary D. Kucher	47	Interim Chief Executive Officer, President, and Director
~~Pamela J. Thompson~~	~~47~~	~~Chief Financial Officer, Secretary, Treasurer, Director~~
Richard S. Polep	~~71~~73	Chief Financial Officer and Director
Richard D. Herstone	65	Director, Founder and Managing Member of Regency Capital Group
Robert Trenaman	50	Director-Nominee, President of Elkhorn Goldfields
Stephen M. Thompson	62	President of CSI Energy, Inc.

Biographical Information

~~Gary Kucher - Mr. Kucher~~**Gary D. Kucher** – Mr. Kucher has been Interim Chief Executive Officer since April 26, 2011 and from April 2010 has been President and a Director. He is a seasoned executive with numerous appointments, directorships and consulting roles with both public and private companies in a variety of industries and business sectors. Mr. Kucher has a strong background in investment banking; having held securities licenses, Series 7 and Series 24. He has provided consulting for business acquisitions and other commercial finance transactions to financial and strategic buyers, stock offerings, spin-offs, leveraged buy-outs and joint-venture arrangements. Mr. Kucher has sourced and executed M&A deals for leading technology companies and selected venture investments. He has also advised banking, insurance, finance and investment banking companies on M&A and equity deals. Since 2008, Mr. Kucher has served as Managing Director of MB&A Capital, Beverly Hills, California.   MB&A is an international business advisory ~~that combines its~~with a demonstrated record of helping businesses grow and succeed in the international market place.

Between 2006 and 2008 Mr. Kucher was CEO of Branded Media Corporation, a New York City based media and advertising holding Company and Chairman of the Board of its wholly owned subsidiary Executive Media Network, which sells advertising to "Fortune 500" clients deploying ads in airport executive lounges throughout the U.S. and Europe.

In 2005, Mr. Kucher co-founded ~~TEAM8Z.com in 2005 a social networking, web site developed to provide a rich online environment that encourages~~Genius Interactive, a social network development company focused on providing rich online environments that encouraged achievement and accomplishment. He continues to ~~save~~serve on the Board of Directors of Genius Interactive Inc~~., the parent company of TEAM8Z.com.~~

From 2000 to 2004, Mr. Kucher was CEO and Chairman of the Board of Manex Entertainment, Hollywood California, with over 300 employees. The Company provided production services, facilities and equipment to over 50 film and television productions and created the Academy Award winning visual effects for "*The Matrix*" and "*What Dreams May Come*".

Mr. Kucher has also served on the Board of Directors of Visual Network Design Inc., dba Rackwise.

~~Pamela J. Thompson - Ms. Thompson formed Pamela J. Thompson, CPA, P.C. in 1990 and has over 20 years of experience in SEC compliance, tax and accounting for publicly traded companies. She has served as Chief Financial Officer, Secretary Treasurer, and~~**Richard S. Polep** – Mr. Polep was appointed as a member of the Board of Directors ~~of several public companies traded on NASDAQ and the OTC Bulletin Board. Ms. Thompson started her career in 1986 with the international accounting firm of Arthur Andersen and was subsequently with Pannell Kerr Forester, and one of the larger regional firms Eide, Bailey and Company. Her Sarbanes-Oxley Section compliance implementation experience has been focusing assisting publicly traded companies with performing risk assessment on critical business process and documenting business process controls.~~

~~Ms. Thompson holds a Bachelor of Science from Minnesota State – Moorhead in Accountancy, in 1986. She is a Certified Public Accountant in the State of Arizona and a Certified Fraud Examiner Candidate, a member of the Arizona Society of Certified Public Accountants, and Association of Certified Fraud Examiners.   Ms. Thompson has been featured in *Arizona Women's Success Magazine, National Basketball Players Association Magazine, Behind the Bench: National Basketball Wives Association Magazine, New Jersey Star, Arizona Republic, and The Wall Street Journal.*~~**Richard S. Polep** - ~~Mr. Polep has over 45~~on May 12, 2010. On August 5, 2011 he was appointed Chief Financial Officer of the Company. He has over 47 years experience in public accounting and has substantial experience in financial reporting and disclosure rules and regulations of the Securities and Exchange Commission, including internal controls, initial public offerings, private offerings, corporate acquisitions and reorganizations.

~~Mr. Polep~~He spent 31 years with Grant Thornton LLP, which is ranked number five in international accounting firms. He was a partner with that firm for 24 years. He then joined SingerLewak LLP as an audit and quality control partner and was there for eleven years. Since January 2010, he has been a sole-practitioner performing consulting services for publicly traded and privately held companies as well as accounting and auditing firms.

Mr. Polep has industry experience in manufacturing and distribution, financial services, oil and gas, life sciences, technology, hospitality, and gaming. He has also served as an expert witness.

Mr. Polep graduated from the University of Southern California in 1961 with a Bachelor of Science degree in

Accounting and has been an instructor for the California Society of CPAs. He is active in the CSCPA and the AICPA and is a former member of the AICPA Securities and Exchange Commission Practice Section Executive Committee.

Richard D. Herstone. Mr. Herstone was appointed as a member of the Board of Directors on August 5, 2011. He is the founder of Regency Capital Group and has served as its managing member since 1991. The firm acts in an advisory capacity with its clients, specializing primarily in structuring debt financings for strategic and financial acquisitions, growth, divestitures and other corporate purposes. He has handled buy-side and sell-side engagements, leveraged and management buyouts, and the placement or origination of junior and senior capital. He also has experience with restructurings, turnarounds and brand licensing. In 2007, Mr. Herstone was instrumental in negotiating the worldwide licensing rights with Speedo International for a Speedo branded digital waterproof MP3 player and digital waterproof cameras. Mr. Herstone has fulfilled various appointments in senior management positions including serving as Interim President of Bungee International, Treasurer of GaryPlayerGolf.com, and Director of Business Development for each of Manex Entertainment, Inc., and Ryan Telemedicine, LLC. Through his network of business relationships in Korea and China, Mr. Herstone has been successful in negotiating supply contracts for significant quantities of scrap metal with deliveries into South Korea, China and Turkey. Prior to founding Regency Capital Group, Mr. Herstone was a partner at Regency International, a finance company specializing in large-ticket equipment leasing transactions that included aircraft, machine tools, and rail assets. Prior to that he was the founder and president of First Atlantic Equipment Leasing Corporation, a full service leasing company dedicated to providing unique financing opportunities to its "Fortune 500" list of customers.

Robert Trenaman – a nominee to the Board of Directors, has spent over 25 years gaining wide knowledge and experience in all aspects of the mining industry. He has served both in senior management positions and also in all capacities of mining operations with a focus on track and mechanized underground mining. Mr. Trenaman has been the Managing Director and President of Elkhorn Goldfields, LLC from 2006 until present and was the founder of Elkhorn Goldfields, Inc. in 1998. He also serves as president of Montana Tunnels Mining, Inc., a position he has held since 2010. Mr. Trenaman spent 13 years with Treminco Resources Ltd., a TSE publicly traded company, eventually rising to the level of President in 1995 where he served until a change in control in 1998. Treminco was focused mainly on underground precious and base metal mining at two company-owned mines. During his tenure at Treminco, Mr. Trenaman gained experience in all facets of financial and regulatory reporting, debt and equity financing in addition to his mine operations oversight. Mr. Trenaman earned a Bachelor of Arts degree in psychology from the University of British Columbia in Vancouver, Canada. He is active in the UBC Hockey Alumni and coaches' soccer and basketball.

Stephen M. Thompson - Mr. Thompson served as CEO and a director of Consolidation Services Inc., from April 2010 to April ~~2011.~~ 2011 and continues as President of CSI Energy, Inc.   He founded and served as President and CEO of Leland Energy, Inc. beginning in 2001. He has been involved in the domestic energy industry for over thirty years. He is knowledgeable and experienced in all phases of the oil and gas industry including leasing activities, ownership and operations of drilling rigs, syndication and field operations. Mr. Thompson has current or previous business interests and relationships in investment banking, international art publishing and the gaming industry. Mr. Thompson has served on the Board of Directors of Global Business Services, Inc.

Other Directorships

None of our officers and directors are directors of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

Stockholder Vote Required

Election of each director requires a plurality of the votes of the shares of Common Stock present in person or requested by proxy at the meeting and entitled to vote on the election of directors.

The Board of Directors recommends a vote "FOR" the election of each of the nominees for election to the Board of Directors named above.

00430046.4

PROPOSAL 2

**PROPOSED AMENDMENT TO THE COMPANY'S
CERTIFICATE OF INCORPORATION**

The Board of Directors has unanimously approved for submission to a vote of the Company's stockholders, a proposal to reverse split the presently issued shares of Common Stock in a ratio to be determined by the Board of approximately one share for ~~not more than 7~~six (6) shares then outstanding. As of ~~May 24,~~August____, 2011, 49,919,289 shares of Common Stock were issued and outstanding. Except with regard to fractional shares, the reverse stock split will not affect any stockholder's equity interest in the Company and the Common Stock will still be entitled to one vote per share. The number of authorized shares of Common Stock will not be changed.

Pending Acquisition of Elkhorn Goldfields Inc., and Montana Tunnels Mining Inc.

On May 2, 2011, the Company, through its wholly-owned subsidiary, CSI Resources, Inc. ("CSI") entered into a definitive Contribution and Exchange Agreement (the "Agreement") to acquire (the "Acquisition") Elkhorn Goldfields, Inc. ("EGI") and Montana Tunnels Mining, Inc. ("MTMI") from Elkhorn Goldfields, LLC ("Elkhorn"). There was no relationship between the parties prior to the execution of the ~~SPA~~Agreement.

The EGI property has four known mineralized deposits, namely Golden Dream/Sourdough, Gold Hill, East Butte and Carmody. Due to the higher grade gold values identified, ore delineation drilling has been focused, to date, on the Golden Dream Deposit. This mine requires approximately six months of development and facilities construction prior to the start of the next stage of production. The capital cost of developing the next phase of its mining operations is $7.5 million. In April 2011, an affiliate of Elkhorn ~~Goldfields LLC~~ funded a $6 million portion of its $7.5 million financing commitment to EGI.

The MTMI mine commenced production in 1987. The Company has been advised that 98 million tons of ore have been mined containing 1.7 million oz of gold, 30.8 million oz of silver, 545,000 tons of zinc and 200,700 tons of lead. The current plan at MTMI is to lay back the existing wall and develop the "M" Pit reserve. The proven and probable reserve within "M" Pit is 37.8 million tons of ore.

The consideration for the Acquisition is one million (1,000,000) shares of 4% Series A Convertible Preferred Stock of the Company (the "Preferred Shares") with a face value of $350 Million. ~~If the Acquisition is completed, the consideration will represent approximately 91% of the Company's post closing enterprise value.~~ The Preferred Shares are convertible into an aggregate of 90 million shares of common stock~~. Pursuant to the Agreement between Elkhorn and CSI Resources, the Company will effect~~, which was calculated on a post reverse split basis (on a pre-reverse split basis this issuance would represent nearly 450 million shares). The determination of the relative values between the Company and both EGI and MTMI was an arms length negotiation. Effectively at Closing, Elkhorn will own approximately 91% of the combined entity's common stock, on a fully diluted basis. The Company is seeking authorization to complete a reverse split of its issued and outstanding common stock so there are not more than 8,500,000 shares of common stock issued and outstanding at the Closing of the Acquisition and prior to the issuance of the Preferred Shares. Although it is not a requirement or pre-requisite of the Acquisition, not completing the reverse split prior to the closing of the transaction would entail approximately 500 million shares being issued and outstanding after closing, on a fully diluted basis, and result in a restrictively low per share price. Any unconverted Preferred Stock upon the second anniversary date of the Closing will be mandatorily converted and shall earn 4% per annum interest from the date of the Closing until converted. Interest is due once annually or at such time as determined by available cash flow and the Board of Directors of the Company.

The Company will transfer ownership and title to its existing oil and gas assets and operations into its wholly-owned subsidiary, CSI Energy, Inc. Upon Closing of the Acquisition, the Company will seek a listing on the NYSE Amex or another national securities exchange.

Completion of the Acquisition is contingent upon, among other things, satisfactory completion of due-diligence, receipt of 2010 audited financial statements of Elkhorn~~, approval of the reverse split by shareholders of the Company, Board approval of the financing by Elkhorn Goldfields, LLC~~ and certain other matters in addition to Board approval, by Elkhorn, of a separate third party financing of approximately $7.5 million (which can be waived) and other customary closing conditions. ~~Therefore, although the~~The Company is not seeking shareholder approval for the Acquisition, ~~it~~nor is ~~seeking~~ shareholder approval ~~for~~of the proposed reverse split a condition precedent to closing the Acquisition. Nevertheless, since the reverse split will not be implemented until the completion of the Acquisition, the above-described information has been provided on EGI and MTMI.

A precise ratio of new shares to be issued for outstanding shares cannot presently be determined. In any event, however, it would ~~not~~ be ~~less than~~at approximately one share issued for each ~~seven~~six (6) shares then outstanding in order for there to be not more than 8,500,000 shares issued and outstanding prior to issuance of the Preferred Stock. If the number of shares of Common Stock issued and outstanding as of the record date remained at 49,919,289 then the ratio of shares to be issued would be approximately one for ~~six (6)~~5.87 shares in order for there to be 8,500,000 shares issued and outstanding prior to the issuance of Preferred Stock. The proposed reverse stock split in a ratio of ~~up to~~approximately one for ~~seven (7)~~six (6) outstanding shares will provide the Board of Directors with the flexibility to complete the Acquisition without further action by the Company's stockholders. The exact ratio will be set so that the number of shares issued and outstanding after the reverse split shall not exceed 8,500,000 shares.

If the proposed reverse split is approved by the stockholders, the Company will ~~not~~ file the Certificate of Amendment of its Certificate of Incorporation, in the form attached hereto as Appendix A, ~~until~~at such time as a ratio is fixed for a reverse stock split. The date of filing of the amendment will be the effective date of the reverse stock split. Each share of Common Stock outstanding on the effective date, shall, without any action on the part of the holders thereof, automatically become and be converted into, a fraction of a share of Common Stock. Empire Stock Transfer, Inc., Henderson, Nevada will be appointed Exchange Agent to act for stockholders in effecting the exchange of their certificates.

No scrip or fractional share certificates will be issued. The ownership of a fractional interest will not give the holder any voting or dividend or other right to receive payment for such factional interest. The Company will purchase out of its general funds any fractional interest resulting from the reverse split, at a price based on the arithmetical mean between the prevailing bid and asked prices or the closing trade of the Common Stock on the day after the effective date of the reverse split.

The Company will continue to be a reporting company even if the number of shareholders after purchasing fractional interests would permit the Company to elect to no longer be a reporting company.

As soon as practicable after the effective date, transmittal forms will be mailed to each holder of record of certificates formerly representing shares of Common Stock to be used in forwarding their certificates for surrender and exchange for certificates representing the number of shares of Common Stock such stockholders are entitled to receive as a consequence of the reverse split. After receipt of such transmittal form, each such holder should surrender the certificates formerly representing shares of Common Stock of the Company and such holder will receive in exchange therefor certificates representing the whole number of shares of Common Stock to which he is entitled and any cash which may be payable. in lieu of any fractional share. Such transmittal forms will be accompanied by instructions specifying other details of the exchange. Stockholders should not send in their certificates until they receive a transmittal form.

00430046.4

After the Effective Date, each certificate representing shares of Common Stock will, until surrendered and exchanged as described above, be deemed, for all corporate purposes, to evidence ownership of the whole number of shares of Common Stock, and the right to receive from the Company the amount of cash for any fractional shares, into which the Shares evidenced by such certificate have been converted, except that the holder of such ~~unexchanged~~un-exchanged certificates will not be entitled to receive any dividends or other distributions payable by the Company after the effective date with respect to the shares which the stockholder is entitled to receive because of the reverse split until the certificates representing such shares of Common Stock have been surrendered. Such dividends and distributions, if any, will be accumulated and, at the time of such surrender, all such unpaid dividends or distributions will be paid without interest.

FEDERAL INCOME TAX CONSEQUENCES

The Company has been advised that for Federal income tax purposes, except with respect to a fractional share interest as discussed below, (i) the reverse stock split will not result in recognition of gain or loss by the Company or any of its stockholders, (ii) a stockholder's aggregate basis in the shares of any new Common Stock received from the Company will be the same as the aggregate basis in the stockholder's shares of existing Common Stock exchanged therefor, and (iii) a stockholder's holding period or periods for any shares of new Common Stock received from the Company will include the holding period or periods of the stockholder's shares of existing Common Stock exchanged therefor provided such shares of existing Common Stock were held as capital assets on the effective date of the reverse stock split.

Cash proceeds distributed to a stockholder otherwise entitled to receive a fractional share interest in new Common Stock will be treated as a distribution in redemption of the fractional share interest to which such proceeds relate. Each stockholder is encouraged to consult his own tax advisor with respect thereto since the tax treatment thereof, including the character (capital or ordinary) and amount of taxable income, may vary from one recipient to another.

The affirmative vote of a majority of the shares of Common Stock issued and outstanding is required for the approval of the proposal to amend the Company's Certificate of Incorporation and effect a reverse split of the outstanding Common Stock.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 2 TO AMEND ARTICLE FOURTH OF THE CERTIFICATE, AND EFFECT A REVERSE SPLIT OF THE OUTSTANDING COMMON STOCK OF THE COMPANY.

Information about the Board of Directors and Committees of the Board

Audit Committee

We do not currently have an audit committee.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Board Meetings and Committees

During the fiscal year ended December 31, 2010, the Board of Directors met several times and took written action on several other occasions. All the members of the Board attended the meetings. The written actions were by unanimous consent.

00430046.4

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees. Code of ethics codifies the business and ethical principles that govern all aspects of our business. This document will be made available in print, free of charge, to any shareholder requesting a copy in writing from the Company and has been filed as Exhibit 14.1 to our Form 10-K for December 31, 2010.

EXECUTIVE COMPENSATION

Executive Officers and Directors

The following tables set forth certain information about compensation paid, earned or accrued for services by (i) our Chief Executive Officer and Chief Financial Officer and (ii) all other executive officers who earned in excess of $100,000 in the fiscal years ended December 31, 2010, and 2009 ("Named Executive Officers"):

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) *	Option Awards ($) *	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
Stephen M. Thompson Chairman of the Board and ~~President~~CEO (1)	2010 ~~2009~~	-	-	-	-	-	-	-	-
	2009	-	-	-	-	-	-	-	-
Pamela J. Thompson Chief Financial Officer, Secretary, Treasurer, and Director	2010 ~~2009~~	58,500	-	~~238,010 (2)~~ 238,010(2)	-	-	-	-	~~296,510~~
	2009	-	-	-	-	-	-	-	
Gary D. Kucher President and Director	2010 ~~2009~~	90,000	-	~~711,360 (3)~~ - 711,360(3)	-	-	-	-	~~801,360~~ -
	2009	-	-	-	-	-	-	-	
Richard S. Polep~~, Director~~	2010 ~~2009~~	-		~~28,500 (4)~~ - 28,500(4)	-	-	-	-	~~28,500~~ -

11

00430046.4

Director	2009	-	-	-	-	-	-	-

* Based upon the aggregate grant date fair value calculated in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("FAS") No. 123R, Share Based Payment. Our policy and assumptions made in valuation of share -based payments are contained in the Notes to our December 31, 2010 financial statements. The monies shown in the "option awards" column is the total calculated value for each individual.

(1) Effective May 17, 2011, Mr. Thompson resigned as CEO and as director of the Company. He was appointed President of the Company's wholly- owned subsidiary, CSI Energy, Inc.;
(2) Represents the 380,000 shares Ms. Thompson received in 2010, Ms. Thompson does not have beneficial ownership of these common shares. Effective August 5, 2011, Ms. Thompson resigned as CFO, Secretary and as a director of the Company;
(3) Represents the 1,140,000 shares Mr. Kucher received in 2010;
(4) Represents the 50,000 shares Mr. Polep receivedwas to receive in 2010.

Employment Contracts

On July 13, 2010 the Company approved Gary Kucher's employment agreement. The employment agreement set his monthly salary from July 1, 2010 through September 1, 2010 at $10,000 per month and after September 1, 2010 at $25,000 per month subject to annual increase consistent with the company policy applicable to other senior executives and officers and approval by the board of directors. Additionally, the Company's president will be paid 25% of his annual base salary if the company reaches certain milestones. The bonus calculation shall be made no later than December 31, 2010, and each December 31 for each subsequent year. The bonus payments shall be paid in a lump sum on January 5, 2011, and each January 5 thereafter, unless otherwise agreed to in writing by the parties. On or before July 15, 2010 Executive shall have full earned and shall receive all stock referred to as "Stock Grant 1" and "Stock Grant 2" in his Employment Agreement. On September 1, 2010 (amended to May 15, 2011), Executive shall receive stock equal to three percent (3%) of the Company's then outstanding shares, computed on a fully diluted basis, at no cost to Executive. On December 1, 2010 (amended to May 15, 2011) Executive shall receive stock equal to three percent (3%) of the Company's then outstanding shares, computed on a fully diluted basis, at no cost to Executive. The Company's president will also receive warrants on each anniversary date of his employment agreement with a five-year term, to purchase 1% of the then issued and outstanding shares of the Company's common shares exercisable at a price equal to the six-month average share trading price. In the event the Company's president's employment is terminated without cause he will receive 12 months of severance pay. Since September 1st 2010, Mr. Kucher has allowed the Company to deferhold-back amounts earned and owed above $10,000 per month to be deferred until an undetermined date when the Company is better suited to reimburse him his reduced payments. Said unpaid amounts are due upon demand..

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information concerning outstanding stock awards held by the Named Executive Officers as of December 31, 2010:

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Stephen M. Thompson	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Pamela J. Thompson	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Gary Kucher	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Richard Polep	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Stephen M. Thompson	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -
Pamela J. Thompson	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -
Gary D. Kucher	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -
Richard S. Polep	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -

Compensation of Directors

We issue our director Richard S. Polep 50,000 common shares each, per year, as compensation for serving on our Board of Directors. The following table sets forth director compensation as of December 31, 2010:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) *	Option Awards ($) *	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation on Earnings ($)	All Other Compensation ($)	Total ($)
Stephen M. Thompson	~~0-~~ -0-	~~0~~ -0-	~~0-~~ -0-	~~0~~ -0-	~~0~~ -0-	~~0~~ -0-	~~0~~ -0-
Pamela J. Thompson	~~0-~~ -0-	~~0~~ -0-	~~0~~ -0-	~~0~~ -0-	~~0~~ -0-	~~0~~ -0-	~~0~~ -0-
Gary D. Kucher	~~0-~~ -0-	~~0~~ -0-	~~0~~ -0-	~~0~~ -0-	~~0~~ -0-	~~0~~ -0-	~~0~~ -0-
Richard S.Polep	~~0-~~ -0-	~~28,500(1)~~ 28,500(1)	~~0~~ -0-	~~0~~ -0-	~~0~~ -0-	~~0~~ -0-	~~28,500(1)~~ 28,500(1)

* Based upon the aggregate grant date fair value calculated in accordance with the Accounting Codification Standard Topic 718 "Share-Based Payments. Our policy and assumptions made in valuation of share -based payments are contained in the notes to our financial statements. The monies shown in the "option awards" column is the total calculated value for each individual.

(1) Richard S. Polep was appointed to our Board of Directors on May 12, 2010. Represents the 50,000 shares Mr. Polep ~~received~~was to receive as our Director.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information concerning outstanding stock awards held by the Named Executive Officers as of December 31, 2010:

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
Stephen M. Thompson	- -	- -	- -	- -	- -	- -	- -	- -	- -
Pamela J. Thompson	- -	- -	- -	- -	- -	- -	- -	- -	- -
Gary D. Kucher	- -	- -	- -	- -	- -	- -	- -	- -	- -
Richard S. Polep	- -	- -	- -	- -	- -	- -	- -	- -	

Security Ownership of Certain Beneficial Owners And Management and Related Stockholder Matters

The following table sets forth, as of December 31, 2010,August 5, 2011, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 10% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

		Common Stock	
Title of Class	**Name and Address of Beneficial Owner (~~1~~)(3)**	**Amount and Nature of Beneficial Ownership**	**Percent of Class (~~1~~2)**
Common Stock	Gary Kucher(3)	~~1,140,000 (1)(2)(3)(4)~~ 3,965,520(4)	~~2.3%~~ 7.9%
Common Stock	Richard S. Polep(3)	~~50,000 (2)~~ 180,000	<1~~%~~%
Common Stock	Stephen M. Thompson(3)	~~-- (1)(2)(3)~~ 4,000,000	~~--~~ 8.0%
Common Stock	~~Pamela Thompson(3)~~ Richard Herstone(3)	~~-- (1)(2)(3)~~ 125,000	~~--~~ <1%
Common Stock	All Directors and Officers As a Group (4 persons)	~~1,190,000 (2)~~ 5,295,000	~~2.4%~~ 10.6%

(1)   Unless indicated otherwise, the address of the shareholder is c/o Consolidation Services, Inc. 2300 West Sahara Drive, #800, Las Vegas, NV 89102

(2)   Unless otherwise indicated, based on 49,919,280 shares of common stock issued and outstanding. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for the purposes of computing the percentage of any other person.

(3)   Indicates our officers or directors.

(4)   Includes 1,140,000 shares held in the name of Dolphin Marine, Inc. an entity partially controlled by Gary Kucher and 2,825,620 shares in the name of Vernal Capital Incorporated also partially controlled by Gary Kucher.

There are no current arrangements ~~which~~ that will result in a change in control.

Certain Relationships and Related Transactions, and Director Independence

We do not have an audit, compensation, or nominating committee and our Board of Directors acting as an entire Board fulfills these functions.

A former officer and director of the Company entered into two (2) notes payables, one on March 15, 2010 in the amount of $10,000 and again on March 24, 2010 in the amount of $12,000. The notes accrued interest at 6% interest and were payable upon demand. On April 8, 2010, the Company repaid these notes in the amount of $22,000 and $40 of accrued interest.

At January 1, 2010, an affiliated company had advanced the Company $15,322 for working capital. The March 31, 2010 balance of $14,322 (repayment of $1,000 was made by the Company in February 2010) was non-interest bearing, unsecured and due on demand. On April 8, 2010, the Company repaid the outstanding balance.

In October 2010 a shareholder advanced $15,000 at no interest rate and is due and payable upon demand of the holder of that advance.

See "Employment Contracts" above, for the terms of Gary Kucher's employment contract as President of the Company. See "Compensation of Directors" above, for terms of the compensation to Richard S. Polep, a director and now Chief Financial Officer of the Company.

Stephen Thompson through Leland Energy Holdings, Inc. is the managing member of the 12 acquired partnerships in April 2010. However, Mr. Thompson does not hold any controlling interest, controlling management, or any form of control over those partnerships. The Board of Directors granted Stephen M. Thompson 4,000,000 restricted shares of Common Stock under its 2007 Equity Compensation Plan as full compensation for services rendered as Chief Executive Officer of the Company from April 2010 until his resignation.

Richard Herstone is the founder and the managing member of Regency Capital Group ("Regency"). On August 2, 2010, the Company entered into an agreement with Regency to act as the Company's financial advisor in connection with the placement of subordinated debt for future acquisitions. Regency received 250,000 restricted shares of the Company's common stock as a service fee. The Company agreed to pay Regency a Transaction Success Fee equal to 2% of the aggregate amount of senior debt and 5% of mezzanine or subordinated debt on the close of a transaction. In the event a single lender provides both senior and subordinated debt, the Company agreed to pay a cash transaction fee equal to 3.5% of total funding. The Company at its sole discretion may pay up to 50% of this fee in common Stock.

00430046.4

REPORT OF THE AUDIT COMMITTEE

Management has the primary responsibility for the integrity of the Company's financial information and the financial reporting process, including the system of internal control over financial reporting. GBH CPAs, PC ("GBH"), the Company's independent registered public accounting firm, is responsible for conducting an independent audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and expressing an opinion on the financial statements based upon the audit. The Company does not have an Audit Committee so the entire Board of Directors (the "Board") is responsible for overseeing the conduct of these activities by management and GBH.

As part of its oversight responsibility, the Board of Directors has reviewed and discussed the audited financial statements and the adequacy of financial controls with management and GBH. The Board also has discussed with GBH the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Board has received the written disclosures and the letter from GBH required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with GBH that firm's independence.

Based upon these reviews and discussions, the Board approved the audited financial statements included in the Company's Amended Annual Report on Form 10-K for the year ended December 31, 2010 for filing with the SEC.

A copy of the Company's Audit Committee charter is attached hereto as Exhibit A.

Members of the Board of Directors

Gary D. Kucher
Pamela Thompson
Richard D. Herstone
Richard S. Polep

THE FOREGOING REPORT SHALL NOT BE DEEMED TO BE "SOLICITING MATERIAL" OR TO BE "FILED" WITH THE SECURITIES AND EXCHANGE COMMISSION AND SHOULD NOT BE DEEMED INCORPORATED BY REFERENCE BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS PROXY STATEMENT INTO ANY FILING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EXCEPT TO THE EXTENT THAT THE COMPANY SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE AND SHALL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACTS.

00430046.4

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and the other equity securities of the Company. Officers, directors, and persons who beneficially own more than ten percent of a registered class of the Company's equities are required by the regulations of the SEC to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2010, all Section 16(a) filing requirements applicable to its officers, directors, and greater than ten percent beneficial owners were complied with.

STOCKHOLDER PROPOSALS

No person who intends to present a proposal for action at a forthcoming stockholders' meeting of the Company may seek to have the proposal included in the proxy statement or form of proxy for such meeting unless such person (a) is a record beneficial owner of at least 1% or $2,000 in market value of shares of Common Stock, has held such shares for at least one year at the time the proposal is submitted, and such person shall continue to own such shares through the date on which the meeting is held, (b) provides the Company in writing with such person's name, address, the number of shares held by such person and the dates upon which such person acquired such shares with documentary support for a claim of beneficial ownership and a statement that such person intends to continue to hold the shares through the date of the meeting, (c) notifies the Company of such person's intention to appear personally at the meeting or by a qualified representative under Delaware law to present such person's proposal for action, and (d) submits such person's proposal timely. A proposal to be included in the proxy statement or proxy for the Company's next annual meeting of stockholders will be submitted timely only if the proposal has been received at the Company's executive offices at 2300 West Sahara Drive, Suite 800, Las Vegas, NV 89102 no later than February 9, 2012. If the date of such meeting is changed by more than 30 calendar days from the date such meeting is scheduled to be held under the Company's By-Laws, or if the proposal is to be presented at any meeting other than the next annual meeting of stockholders, the proposal must be received at the Company's principal executive office at a reasonable time before the solicitation of proxies for such meeting is made.

Even if the foregoing requirements are satisfied, a person may submit only one proposal of not more than 500 words including any accompanying statement. A supporting statement is required if requested by the proponent for inclusion in the proxy materials, and under certain circumstances enumerated in the SEC's rules relating to the solicitation of proxies. The Company may be entitled to omit the proposal and any statement in support thereof from its proxy statement and form of proxy if the foregoing eligibility or procedural requirements are not met or some other bases such as the proposal deals with a matter relating to the Company's ordinary business operations.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

As permitted by applicable law, only one copy of this proxy statement and annual report is being delivered to stockholders residing at the same address, unless such stockholders have notified the Company of their desire to receive multiple copies of this proxy statement or the Company's annual report.

The Company will promptly deliver, upon oral or written request, a separate copy of this proxy statement and/or the Company's annual report to any stockholder residing at an address to which only one copy of either such document was mailed. Requests for additional copies should be directed to the Company's Secretary, at the Company's corporate offices at Consolidation Services, Inc., 2300 West Sahara Drive, Suite 800, Las Vegas, NV 89102, or by telephone at (702) 949-9449.

Stockholders who share an address can request the delivery of separate copies of future proxy statements or the Company's annual report upon written request, which should be directed to the Company's Secretary, at the Company's corporate offices at Consolidation Services, Inc., 2300 West Sahara Drive, Suite 800, Las Vegas, NV 89102, or by telephone at (702) 949-9449.

Stockholders who share an address can request the delivery of a single copy of this proxy statement or a single copy of the Company's annual report upon written request. Such request should be directed to the Company's Secretary, at the Company's corporate offices at Consolidation Services, Inc., 2300 West Sahara Drive, Suite 800, Las Vegas, NV 89102, or by telephone at (702) 949-9449

AVAILABILITY OF PROXY MATERIALS

The Notice of Annual Meeting, Proxy Statement, and Annual Report on Form 10-K for the fiscal year ended December 31, 2010, are available at *www.consolidationservices.com consolidation-services.net*. Instead of receiving future copies of our Notice of Annual Meeting, Proxy Statement, and Annual Report on Form 10-K by mail, shareowners of record and most beneficial owners can elect to receive an e-mail that will provide electronic links to these documents. Opting to receive your proxy materials online will save us the cost of producing and mailing documents to your home or business, and also will give you an electronic link to the proxy -voting site.

OTHER MATTERS

The Board of Directors is not aware of any other matter other than those set forth in this proxy statement that will be presented for action at the meeting. If other matters properly come before the meeting, the persons named as proxies intend to vote the shares they represent in accordance with their best judgment in the interest of the Company.

00430046.4

**Certificate of Amendment
of the
Certificate of Incorporation
of
CONSOLIDATION SERVICES, INC.**

Consolidation Services, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), DOES HEREBY CERTIFY:

1.   The name of the corporation (hereinafter called the "Corporation") is Consolidation Services, Inc.

2.   The certificate of incorporation of the corporation is hereby amended by deleting Article 4 thereof and by substituting in lieu of said Article the following new Article:

~~FOURTH.~~ (a)
Upon the filing and effectiveness (the "Effective Time"), pursuant to the DGCL, of this Certificate of Amendment of the Corporation's Certificate of Incorporation (this "Certificate of Amendment"), each [_____] shares of the Corporation's common stock, par value $0.001 per share ("Common Stock"), issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or by the holder thereof (the "Reverse Stock Split"). Each certificate that immediately prior to the Effective Time represented shares of Common Stock (the "Old Certificates") shall thereafter be deemed for all purposes, as a result of the Reverse Stock Split and without any action on the part of the holders thereof, to represent only that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificates shall have been combined pursuant to the Reverse Stock Split.

(b)   The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 220,000,000, each of the par value of $0.001 per share, of which (i) 200,000,000 shares shall be designated as common stock (the "Common Stock") and (ii) 20,000,000 shares shall be designated as preferred stock (the "Preferred Stock"). Except as otherwise required by statute, the designations and the power, preferences and rights and the qualifications or restrictions thereof, of any class or classes of stock or any series of any class of stock of the Corporation may be determined from time to time by resolution or resolutions of the Board of Directors.

3.   The amendment of the certificate of incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by the undersigned on ~~July 1,~~August____, 2011.

CONSOLIDATION SERVICES, INC.

By:_____
Name: Gary D. Kucher
Title: President

EXHIBIT A

May 2011

CONSOLIDATION SERVICES, INC.

AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee of Consolidation Services, Inc. (the "Company") was established by the Board of Directors of the Company for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company.

The Committee is primarily responsible for: (1) monitoring the quality and integrity of the Company's financial statements and systems of internal controls regarding risk management, finance and accounting; (2) monitoring the independent auditor's qualifications and independence; (3) monitoring the performance of the Company's internal audit function and independent auditors; and (4) issuing the report required by the Securities and Exchange Commission to be included in the Company's annual proxy statement.

Composition

1. 1. Members. The Committee shall consist of as many members as the Board shall determine, but in any event not fewer than one member. The members of the Committee shall be appointed annually by a majority vote of the Board at the first meeting to be held following the annual meeting of stockholders of the Company.

2. 2. Qualifications. Each member of the Committee shall meet all applicable independence, financial literacy and other requirements of law and any applicable national securities exchange that the Company's securities are listed and traded on. If possible, at least one member of the Committee shall meet the applicable Securities and Exchange Commission definition of "financial expert" or if no members satisfy such definition, the Committee shall promptly so inform the Board.

3. 3. Chair. The Chair of the Committee shall be appointed by the Board.

4. 4. Replacement. Any vacancies on the Committee shall be filled by a majority vote of the Board at the next meeting of the Board following the occurrence of the vacancy.

5. 5. Compensation. Director's fees are the only compensation a member of the Committee may receive from the Company.

Operations

1. 1. Meetings. The Chair of the Committee, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall, in the absence of unusual circumstances, meet at least four times per year. The Chair of the Committee or a majority of the members of the Committee may also call a special meeting of the Committee.

2. 2. Agenda. The Chair of the Committee shall develop and set the Committee's agenda, in consultation with other members of the Committee, the Board and management. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

3. 3. Report to Board. At each Board meeting, the Committee shall deliver to the Board a report on any Committee meetings that have been held since the preceding Board meeting, including a description of all actions taken by the Committee during such period. The Committee shall submit to the Board the minutes of its meetings. The Committee shall further report regularly to the Board and will review with the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors, the performance of the internal audit function and other matters of importance to the Board.

4. 4. Assessment of Charter. The Committee shall assess the adequacy of this Charter on an annual basis and recommend any changes to the Board.

Authority and Duties

Independent Auditor's Qualifications and Independence

1. 1. The Committee shall be directly responsible for the appointment, retention, termination and oversight of the work of the independent auditor employed by the Company to audit the books of the Company and its subsidiaries (with the input, if the Committee so desires, of Company management). The independent auditors are ultimately accountable to the Committee.

2. 2. The Committee shall have the sole authority to approve the independent auditor's fee arrangements and other terms of service, and to preapprove pre-approve any permitted non-audit services to be provided by the independent auditor. The Committee shall review with the lead audit partner whether any of the audit team members receive any discretionary compensation from the audit firm with respect to nonaudit non-audit services performed by the independent auditor.

3. 3. The Committee shall obtain and review with the lead audit partner of the independent auditor, annually or more frequently as the Committee considers appropriate, a report by the independent auditor describing: the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry, review or investigation by governmental, professional or other regulatory authorities, within the preceding five years, respecting independent audits carried out by the independent auditor, and any steps taken to deal with these issues; and (to assess the independent auditor's independence) all relationships between the independent auditor and the Company.

Financial Statements and Related Disclosure

1. 1. The Committee shall review the annual audited financial statements and quarterly financial statements with management and the independent auditor before the filing of the Company's Form 10-K and Form 10-Q. Any material changes in accounting principles or accounting for new significant items will be reviewed.

2. 2. The Committee shall review with management earnings press releases, which review may be done generally (i.e., discussion of the types of information to be disclosed and type of presentations to be made), and the Committee need not discuss in advance each earnings release. This task can be delegated to the Chair of the Committee or the Chair's designee.

3. 3. The Committee shall review with management and the independent auditor the following: (a) all critical accounting policies and practices (and changes therein) of the Company, to be used by the Company in preparing its financial statements, (b) major issues regarding the accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies, (c) the major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies and (d) other material communications between the independent auditor and management, such as any management letter. In addition, the Committee shall regularly review with the independent auditors any difficulties the auditor encountered in the course of the audit work, including any restrictions on the scope of the independent auditors activities or on access to requested information, and any significant disagreements with management.

4. 4. The Committee shall review with management the effectiveness of the Company's disclosure controls and procedures.

5. 5. The Committee shall prepare the report required by the Securities and Exchange Commission to be included in the Company's annual proxy statement.

Performance of the Internal Audit Function; Related Party Transactions

1. 1. The Committee shall review with management and the independent auditor the scope, planning and staffing of the proposed audit for the current year.

2. 2. The Committee shall review with management and the independent auditor the quality, adequacy and effectiveness of the Company's internal controls and any significant deficiencies or material weaknesses in internal controls, and shall elicit from management or the independent auditor any recommendations that they may have for the improvement of such internal control procedures.

3. 3. The Committee shall establish procedures, as set forth in Annex A hereto, for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, misuse or inappropriate use of corporate assets or auditing matters or potential violations of law and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters or potential violations of law.

4. 4. The Committee shall review and approve all transactions between the Company and parties who are related to the Company to the extent required under applicable laws and rules of any applicable national securities exchange that the Company's securities are listed and traded on.

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight function. The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate. In discharging its oversight role, the Committee shall have full access to all Company books, records, facilities and personnel. The Committee may retain counsel, auditors or other advisors, in its sole discretion. The Company shall provide for appropriate funding, as determined by the Committee, for the payment of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and to any other advisors employed by the Committee. In addition, the Company shall provide appropriate funding for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Clarification of Audit Committee's Role

The Committee's responsibility is one of oversight. It is the responsibility of the Company's management to prepare consolidated financial statements in accordance with applicable law and regulations and of the Company's independent auditor to audit those financial statements. Therefore, each member of the Committee shall be entitled to rely, to the fullest extent permitted by law, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information, and the accuracy of the financial and other information provided to the Committee by such persons or organizations.

00430046.4

Annex A

Employee Complaint Procedures for Accounting and Auditing Matters

     The Sarbanes-Oxley Act of 2002 ("SOX") requires audit committees of publicly-traded companies to establish policies and procedures for employees to confidentially report concerns regarding questionable accounting or auditing matters. Section 301 of SOX requires audit committees to establish procedures for receipt of employee complaints. Any employee of the Company may submit a good faith complaint ("Accounting Complaints") regarding accounting or auditing matters to the management of the Company without fear of dismissal or retaliation of any kind. The Company is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. The Company's Audit Committee will oversee treatment of employee concerns in this area.

     In order to facilitate the reporting of employee complaints, the Company's Audit Committee has established the following procedures for (1) the receipt, retention, investigation and treatment of complaints regarding accounting, internal accounting controls, or auditing matters ("Accounting Matters") and (2) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Receipt of Employee Complaints

- Employees with concerns regarding Accounting Matters may report their concerns to the Chief Financial Officer or General Counsel of the Company or to the Chairman of the Audit Committee of the Board of Directors of the Company.

- Employees may forward complaints on a confidential or anonymous basis by setting forth such concerns in writing and forwarding them in a sealed envelope to the Chair of the Audit Committee, Consolidation Services, Inc., 2300 West Sahara Drive, Suite 800, Las Vegas, NV 89102, such envelope to be labeled with a legend such as: "To be opened by the Audit Committee only." If an employee would like to discuss any matter with the Audit Committee, the employee should indicate this on the submission and include a telephone number at which he or she might be contacted if the Audit Committee deems it appropriate.

- ~~Pamela Thompson~~:   Richard S. Polep (the "Compliance Officer"), is also authorized to receive and investigate Accounting Complaints, whether anonymous or not. In this capacity, the Compliance Officer provides advice to, and acts under the authority of, the Audit Committee.

- In either event, individuals shall exercise due care to ensure the accuracy of the information disclosed.

- Any correspondence to the Chairman should be clearly marked as an **urgent** matter for consideration by the Audit Committee of the Company. The earlier a concern is expressed, the easier it is to take action. The Chairman may, in his discretion, refer the Accounting Complaint to the Compliance Officer for investigation or retain the matter for investigation by the Audit Committee, as set forth below.

Scope of Matters Covered by These Procedures

These procedures relate to employee complaints relating to any questionable accounting or auditing matters, including, without limitation, the following:

- fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Company;

- fraud or deliberate error in the recording and maintaining of financial records of the Company;

- deficiencies in or noncompliance with the Company's internal accounting controls;

- misrepresentation or false statement to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports of the Company; or

- deviation from full and fair reporting of the Company's financial condition.

Treatment of Complaints

- Upon receipt of an Accounting Complaint, the recipient will (i) determine whether the complaint actually pertains to Accounting Matters, and (ii) when possible, acknowledge receipt of the complaint to the sender.

- Complaints relating to Accounting Matters will be reviewed under Audit Committee direction, Internal Audit or such other persons as the Audit Committee determines to be appropriate.

- If the Accounting Complaint is investigated by the Compliance Officer he will report the results of his investigation, orally or in writing, to the Audit Committee (an "Investigation Report"). Investigation Reports will be prepared in reasonable detail and shall be in addition to the information provided to the Audit Committee on the Docket. Such reports will describe the Accounting Complaint, the steps taken in the investigation, any factual findings, and the recommendations for corrective action, if any. The Compliance Officer will be free in its discretion to recommend to the Audit Committee Chairman that outside auditors, outside counsel or other experts should be engaged to assist in the investigation and in the analysis of results. The Compliance Officer may, if he deems it reasonably necessary, require the assistance of the Chief Financial Officer, any of his staff, or any other employees of the Company in investigating and resolving any Accounting Complaint. The parameters of any investigation will be determined by the Compliance Officer in consultation with the Chairman of the Audit Committee or its designee in its discretion and the Company and its employees will cooperate as necessary in connection with any such investigation.

00430046.4

— · The Audit Committee will review the Docket and any written Investigation Reports submitted by the Compliance Officer. The Audit Committee will have the authority to direct that the appropriate corrective action be taken by the Company in response to any particular Accounting Complaint. The Audit Committee may, in its discretion, consult with any member of the Company's management who may have appropriate expertise to assist in the evaluation of the Accounting Complaint. The Audit Committee will be free in its discretion to engage outside auditors, counsel or other experts to assist in the evaluation of any results of any investigation into an Accounting Complaint, and the Company will pay all fees of such auditors, counsel and experts.

— · Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review.

— · The Company will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any employee in the terms and conditions of employment based upon any lawful actions of such employee with respect to good faith reporting of complaints regarding Accounting Matters or otherwise as specified in Section 806 of the Sarbanes-Oxley Act of 2002.

Reporting and Retention of Complaints and Investigations

— · The Compliance Officer will prepare a written docket (the "Docket") of all Accounting Complaints summarizing in reasonable detail for each complaint: the nature of the complaint (including any specific allegations made and the persons involved); the date of receipt of the complaint; the current status of any investigation into the complaint; and any final resolution of the complaint. The Compliance Officer will distribute an update of the Docket, highlighting recent developments in reasonable detail, to the Chairman of the Audit Committee (and, if the Chairman so directs, to the full Audit Committee) in advance of each regularly scheduled meeting thereof (other than meetings convened principally to review the Company's periodic reports under the Securities Exchange Act of 1934, as amended).

— · Copies of Accounting Complaints and such log will be maintained in accordance with the Company's document retention policy.

Records; Attorney-Client Privilege

— · The Company will retain on a strictly confidential basis for a period of seven years (or otherwise as required under the Company's record retention policies in effect from time to time) all records relating to any Accounting Complaint and to the investigation and resolution thereof. All such records are confidential to the Company and are protected by attorney-client privilege and/or the attorney work product doctrine. Such records will be considered privileged and confidential.

Publication of Procedures

— · The Company will cause these procedures to be communicated to all employees.

Amendment

— · The Company reserves the right to modify or amend this policy at any time as it may deem necessary.

CONSOLIDATION SERVICES, INC.
Annual Meeting of Stockholders – September ___, 2011
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned stockholder in Consolidation Services, Inc. (the "Corporation") hereby constitutes and appoints Gary Kucher, his true and lawful attorney and proxy, with full power of substitution to vote all shares of the Corporation that the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held at The Sofitel Hotel, 8555 Beverly Blvd., Los Angeles, CA 90048, on _____ September ___, 2011, at 9:00 a.m., Pacific Coast Time, or at any postponement or adjournment thereof, on any and all of the proposals contained in the Notice of the Annual Meeting of Stockholders, with all the powers the undersigned would possess if present personally at said meeting, or at any postponement or adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES LISTED ON THE REVERSE SIDE FOR DIRECTORS AND FOR PROPOSAL 2.

(Continued and to be signed and dated on the other side)

00430046.4

Please mark your votes as this example

The Directors recommend a vote FOR Proposal 1

1.   Election of Directors   FOR All nominees   WITHHOLD AUTHORITY
                                      listed (except as marked   to vote for all
                                      to the contrary, see   nominees listed
                                      instruction below)   at left

      Gary Kucher, Richard Polep, Richard
      Herstone and Robert Trenaman

INSTRUCTION: To withhold authority to vote for any individual nominee, draw a line through the name of the nominee above.

The Directors recommend a vote FOR Proposal 2.

2.   Proposal to approve a reverse stock
      split of approximately 1 for 6 shares
       of Common Stock
                                      For   Against   Abstain

3.   The above named proxies are granted the authority, in their discretion, to act upon such other matters as may properly come before the meeting or any postponement or adjournment thereof.

Dated _____, 2011

Signature(s)_____

Signature(s)_____

Please sign exactly as your name appears on the stock certificate and return this proxy immediately in the enclosed stamped self-addressed envelope.

33

00430046.4

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